Gulf Resources, Inc.
99 Wengchang Road, Chenming Industrial Park,
Shouguang City, Shandong, China 262714

February 10, 2012

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gulf Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
Response dated December 30, 2011 File No. 1-34499

Dear Mr. O’Brien:

Gulf Resources, Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on January 13, 2012 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Prior Comment 3

1.
We note your response to comment 3 in our letter dated December 1, 2011, in which you note that BDO Limited is unable to provide an audit report for the Schedule 1 to be included in an amendment to your fiscal year 2010 Form 10-K. We further understand that your newly appointed auditors, Morison Cogen LLP, is willing to issue an audit report for the Schedule 1 without performing an audit of the primary consolidated financial statements for fiscal years 2009 and 2010 based on the guidance in question number 4 from the PCAOB’s Staff Questions and Answers, “Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor,” dated June 9, 2006. As the Schedule 1 is not an adjustment to previously issued financial statements, it is unclear how this guidance from the PCAOB is applicable. As such, it would appear as though Morison Cogen LLP will need to perform an audit of the consolidated financial statements for fiscal years 2009 and 2010 to provide a report for the corresponding Schedule 1, as well as to satisfy audit requirements with respect to opening balances. In this regard, we note that Morison Cogen LLP performed an audit for the consolidated financial statements for fiscal year 2008. Please refer Morison Cogen LLP to the guidance in AU Section 315 and AU Section 543.

Response to Comment 1:

The Company acknowledges staff’s comments and as a result of the comment has recently had additional conversations with BDO Limited to determine if they would agree to provide an audit report for Schedule 1 parent company financial statements for 2009 and 2010.  However, BDO Limited’s position remains the same, and they have only agreed to re-issue their report covering the Company’s 2009 and 2010 financial statements, but will not revise their report to include Schedule 1.

As a result of BDO’s position, in order to provide Schedule 1 information for 2009 and 2010, the Company would have to engage Morison Cogen LLP, its current auditor, to re-audit the Company’s 2009 and 2010 financial statements, including Schedule 1 parent company financial statements.  The Company has been provided an estimate from Morison Cogen of $350,000 to perform such an audit, which could not be performed concurrently with Morison Cogen’s audit of the Company’s 2011 financial statements.  If the Company is required to wait to file its 2011 Annual Report on Form 10-K until after the re-audit of its 2009 and 2010 financial statements, including Schedule 1 parent company financial statements, it would not be able to timely file its 2011 Annual Report on Form 10-K, which is due on March 15th.  Any such delay in the filing of its Annual Report would be harmful to the Company’s investors.

As a result of the foregoing, the Company is requesting a waiver of the requirement that it provide Schedule 1 parent company financial statements for 2009 and 2010.  The request for the waiver is based on the additional time and costs the Company would incur in order to provide Schedule 1 information for 2009 and 2010, even though the Company’s 2009 and 2010 financial statements can still be relied on and are otherwise correct.  In addition, the Company believes that by the time it would be able to provide Schedule 1 parent company financial statements for 2009 and 2010, such information would be stale and less relevant to investors than its 2011 parent company financial statements.

In conclusion, the Company believes that the relatively small benefit to investors of providing Schedule 1 parent company financial statements for 2009 and 2010 is outweighed by the burden on the Company in providing such disclosure and that the Schedule 1 parent company financial statements for 2011 to be included in the Company’s 2011 Annual Report on Form 10-K will provide investors with adequate, meaningful and current disclosure on the issue.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Prior Comments 7-9

2.
We note your responses to comments 7-9 in our letter dated December 1, 2011. In future filings, please provide investors with a better understanding about the current life cycle of your equipment. Specifically, please revise your current disclosures to provide consistent and clear information regarding future repairs and maintenance costs that are expensed and your expectations as to what the annual expense should be. As we noted, your current disclosure indicates the annual repair and maintenance costs is $6 million. However, you have incurred significantly less than this amount. Please refer to comment 7 in our letter dated December 1, 2011, for the inconsistencies noted in your current disclosures.

Response to Comment 2:

We acknowledged Staff’s comments and will provide investors with a better understanding about our current life cycle of equipment by separately disclosing information regarding (1) future repairs and maintenance costs that are expensed and our expectations as to our annual expense for the coming year; and (2) costs incurred that materially change the functionality of the existing plant and machinery, with major components of the enhancements recognized, the gross carrying value of the assets that have been replaced through these enhancements, the amount of disposals/impairments recognized for the corresponding assets and the frequency of these costs.

3.
Please also revise your current disclosures to provide consistent and clear information regarding costs incurred that materially change the functionality of the existing plant and machinery, including the amount capitalized, the major components of the enhancements recognized, the gross carrying value of the assets that have been replaced through these enhancements, the amount of disposals/impairments recognized for the corresponding assets, the frequency of these costs, and where you are currently at in this cycle for each of your facilities. Please note that the information regarding disposals and impairments related to the enhancements made during fiscal year 2011 in Note 5 of your third quarter of fiscal year 2011 Form 10-Q are inconsistent with the amounts you state have been recognized in your letter dated December 30, 2011 to comments 7 and 9.

Response to Comment 3:

We acknowledged Staff’s comments and will provide investors with a better understanding about our current life cycle of equipment by disclosing information regarding the costs incurred that materially change the functionality of the existing plant and machinery, major components of the enhancements recognized, the gross carrying value of the assets that have been replaced through these enhancements, the amount of disposals/impairments recognized for the corresponding assets, the frequency of these costs, and the expected amount of annual enhancement projects will be incurred.

In addition, the inconsistency of our presentation of disposals and impairments in Note 5 “Property, plant and equipment, net” and our presentation in the amounts as stated in the response letter dated December 30, 2011 is due to the exchange rate adjustment for the average rate and closing rate.  We will extend our disclosures in our 2011 Form 10-K to clearly present all asset groups disposed/impaired due to the enhancements.

4.
Please also provide investors with specific explanations as to when the activity is considered upgrades for the equipment and is capitalized and when the activity is considered repairs and maintenance costs and is expensed.

Response to Comment 4:

We acknowledged Staff’s comments and will provide specific explanations in our accounting policy in our 2011 Form 10-K to identify the activities considered (1) upgrades for the equipment and to be capitalized, and (2) repairs and maintenance costs and to be expensed.

5.	Please provide us with the disclosures you would have included in your third quarter of fiscal year 2011 Form 10-Q to address this comment.

Response to Comment 5:

The disclosures we would have included in our third quarter of fiscal year 2011 Form 10-Q in response to this comment are as follows:

“NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(e) Property, Plant and Equipment

……Expenditures for new facilities or equipment, and major expenditures for betterment of existing facilities or equipment are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives. All other ordinary repair and maintenance costs are expensed as incurred.”

“NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

…… For the three-month periods ended September 30, 2011 and 2010, ordinary repair and maintenance expenses were $12,985 and $61,625, respectively. For the nine-month periods ended September 30, 2011 and 2010, ordinary repair and maintenance expense were $102,076 and $123,438, respectively. The Company estimated that the amount of such ordinary repair and maintenance expense will be $1.5 million in next year.

For the three-month and nine-month periods ended September 30, 2011, the Company acquired the following major new facilities and carried out major enhancement projects to our existing facilities:

1.
In the first quarter of 2011, the Company carried out enhancements to the new property, plant and machinery acquired under finance lease in January 2011 (see Note 6) by making capital improvement in reconstruction and renovation work at a cost of approximately $3,090,400, which was recorded as buildings ($301,248) and plant and machinery ($2,789,152), for the operation of the real property, production facilities, channels and ducts, other production equipment and the buildings located on the property (“Branch 1 of Factory No. 1”). The capital improvement works to the buildings and plant and equipment have estimated useful lives of 15-20 years and 5-8 years, respectively.

2.
In late June 2011, the Company completed enhancement projects to its crude salt fields, extraction wells and transmission channels and ducts at a total cost of RMB210,113,600 (equivalent to $32,466,753), which were recorded as plant and machinery. In particular, the Company incurred reconstruction and renovation works at a cost of approximately $12,379,153 for its existing crude salt fields in Factory No. 1, 5 to 9, and at costs of approximately $12,361,600 and $7,726,000 for its extraction wells and transmission channels and ducts, respectively, in Factory No. 1 to 9. The enhancement work to existing extraction wells, drilling deeper underground for better quality brine water, has estimated useful lives of 8 years. The enhancement works to crude salt fields, transmission channels and ducts, replacing eroded protective shells for crude salt fields and transmission channels and ducts, have estimated useful lives of 5 years. Certain eroded protective shells for crude salt fields and transmission channels and ducts, with gross carrying values of $1,626,641 and $1,214,318, respectively, were replaced during the enhancement projects, write-offs of the same amounts, were made in the second quarter of 2011 and included in write-off / impairment on property, plant and equipment. The Company also recognized write-offs of certain eroded protective shells for crude salt fields and transmission channels and ducts, without enhancement works, with gross carrying values of $5,363 and $851,157, respectively, during the regular inspection of fixed assets, and included in write-off / impairment on property, plant and equipment.

3.
In mid-June 2011, the Company switched its production line for wastewater treatment chemical additives, with gross carrying value of $8,320,410, to the production of pharmaceutical and agricultural chemical intermediates at a cost of $153,426 as the Company experienced some technological limitations on extraction purity, which lead to a lower than expected gross margin for wastewater treatment chemical additives. An impairment of $1,805,598 was made in the second quarter of 2011 and included in write-off / impairment on property, plant and equipment.

Enhancements of protective shells to the crude salt fields, extraction wells and transmission channels and ducts are carried out every 5 to 8 years, depending on the need to do so, that is, when regular repair and maintenance work identifies the replacement needs. The erosion rate of protection shells is affected by different weather conditions and the change in acid components of brine water over time. Based on the current situation and information, the Company estimated that the amount of such enhancement will be $20 million in 2012.”

6.
In the MD&A section of your 2011 form 10-K, please clearly and specifically explain (1) why the 214% ($80.6 million) increase in their gross plant and machinery balance since December 31, 2008 only yielded a 16% increase in their production capacity (from 35,700 tons in 2008 to 41,547 tons in 2011) and (2) how management could reasonably conclude that virtually all of their plant and equipment costs during the periods were capitalizable enhancements to existing functionality instead of repair and maintenance period costs. Please provide us with the disclosures you intend to include in your Form 10-K.

Response to Comment 6:

We acknowledged Staff’s comments and will provide specific explanations in the MD&A section of our 2011 Form 10-K as to the reasons for capital expenditures since 2008 with the corresponding production capacity, and the basis of conclusions to capitalize the enhancements projects. The disclosures we intended to include in our 2011 Form 10-K in response to this comment are as follows:

“Bromine production capacity and utilization of our factories

The table below represents the annual capacity and utilization ratios for our all of our bromine producing properties:

	Annual Production Capacity (in tons) #	Utilization Ratio*
Fiscal year 2009	43,300	87%
Fiscal year 2010	46,300	79%
Fiscal year 2011	41,547	67%

Variance (2010 vs. 2009)	3,000	(8%)
Variance (2011 vs. 2010)	(4,753)	(12%)

●
Annual production capacities for 2009 and 2010 were estimated by management, and the annual production capacity for 2011 was extracted from an appraisal report carried out by an international appraisal firm in October 2011.

●	Utilization ratio is calculated based on the annualized actual production volume in tons for each year divided by the annual production capacity in tons.

Since 2007, we continued to acquire bromine properties to increase the production capacity to meet demand. However, the cost of obtaining additional production capacity in recent year increased significantly due to the limited availability of suitable bromine facilities. Prior to 2009, we acquired production facilities at costs of approximately $34.6 million (or $1,460 per ton production capacity), with annual production capacity increased by 23,700 tons (from initially 12,000 tons). In 2009 and 2010, we acquired further production facilities at costs of approximately $27.5 million and $13.9 million for additional 7,600 tons (or $3,620 per ton production capacity) and 3,000 tons (or $4,630 per ton production capacity) annual production capacity, respectively.

Although we acquired another facility and incurred capital improvement for bromine and crude salt production in 2011 at costs of $6.2 million with additional bromine annual production capacity of 3,200 tons, our overall annual bromine production capacity reduced by 4,753 tons per annum. We reassessed all of our bromine facilities in October 2011 by an international appraisal firm in view of the continual decrease in utilization rates since 2009. The decrease in our overall annual bromine production capacity was mainly attributable to (1) active aging of bromine facilities, in particular, certain protective shells to the crude salt fields, extraction wells and transmission channels and ducts, which increased the leakage rate and directly reduced the volume of brine water available to flow into the bromine production cycle, and (2) a trend of decrease in the bromine concentration of brine water being extracted from our existing extraction wells.

In order to reduce the leakage rate and recover the annual production capacity of bromine and crude salt to a higher level in the future, we carried out large scale enhancement projects in the second quarter of 2011 by (1) drilling certain existing extraction wells into deeper underground for higher bromine concentration of brine water at a cost of approximately $12.4 million, and (2) replacing certain eroded protective shells to the crude salt fields, extraction wells and transmission channels and ducts with new ones at costs of approximately $20.1 million. The management estimated that the enhancement projects for extraction wells and protection shells to the crude salt fields, extraction wells and transmission channels and ducts will have useful lives of 8 and 5 years, respectively.”

Prior Comment 10

7.
Please provide disclosures that detail the specific factors that resulted in the change in estimate of the useful lives of certain protective shells and transmission channels and ducts from 8 years to 5 years. Specifically, please explain what caused the increase in wear and tear experienced for these assets. Please provide us with the disclosures you would have included in your third quarter of fiscal year 2011 Form 10-Q to address this comment.

Response to Comment 7:

We acknowledged Staff’s comments and will provide specific explanations in our accounting policy in our future filings in 2011 Form 10-K as to the factors that resulted in the change in estimate of the useful lives of certain protective shells and transmission channels and ducts from 8 years to 5 years. The disclosures we would have included in our third quarter of fiscal year 2011 Form 10-Q in response to this comment are as follows:

“NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(e) Property, Plant and Equipment

……In April 2011, the Company changed the estimated useful life of certain protective shells to the crude salt fields, transmission channels and ducts included in plant and machinery from 8 years to 5 years, resulting in an increase of depreciation in the amounts of $359,715 and $908,574 for the three-month and nine-month periods ended September 30, 2011. Initially, the Company expected the protective shells’ useful lives would be 8 years with reference to the past wear and tear experienced in 2005. In view of (1) the increased rate of erosion experienced in last 2 years, which reduced the volume of brine water flowing into the bromine production process and adversely affected the annual bromine and crude salt production capacities and efficiencies, and (2) the recent directional information from the Crude Salt Institutional Association in Shandong Province, PRC, which indicated that the latest erosion rate would be 20% per annum, the Company reduced the useful lives of such protective shells to 5 years to reflect the most productive cycle.”

Prior Comments 19 and 20

8.
We note your responses to comments 19 and 20 in our letter dated December 1, 2011. Please confirm that you will provide investors with an analysis about the collectability of accounts receivable and the realizability of inventories in future filings as both of these assets are material to your current assets. Please provide us with the disclosures you would have included in your third quarter of fiscal year 2011 Form 10-Q to address this comment.

Response to Comment 8:

We acknowledged Staff’s comments and confirmed that we will provide analysis in the MD&A section of our 2011 Form 10-K as to the collectability of accounts receivable and the realizability of inventories. The disclosures we would have included in our third quarter of fiscal year 2011 Form 10-Q in response to this comment are as follows:

“Accounts receivable

The following table presents the aging analysis of our accounts receivable as of September 30, 2011 and December 31, 2010.

	September 30, 2011		December 31, 2010
Aged 1-30 days	$19,335,706	79.6%	$11,817,406	55%
Aged 31-60 days	$4,947,349	20.4%	$9,724,823	45%
Total	$24,283,055	100.0%	$21,542,229	100.0%

The overall accounts receivable balance as of September 30, 2011 increased by $2,740,826 (or 12.7%), as compared to those as of December 31, 2010. Such increase is mainly attributable to the extended settlement days by customers due to the macro-economic tightening policy imposed by PRC government to slow down the economy, which in turn lengthened the turnover days of accounts receivable from customers from 42 days for the fiscal year 2010 to 46 days for the nine-month period ended September 30, 2011. Normally, a 90-days credit period is granted to customers with a good repayment history. We are not aware of any allowances for doubtful debts required for the nine-month period ended September 30, 2011 as we have policies in place to ensure that sales are made to customers with an appropriate credit history. We perform ongoing credit evaluation on the financial condition of our customers.”

“Inventory

	September 30, 2011		December 31, 2010
Raw materials	$747,099	23.7%	$769,817	28.7%
Finished goods	$2,410,842	76.5%	$1,916,775	71.5%
	$3,157,941	100.2%	$2,686,592	100.2%
Impairment	$(6,976)	(0.2%)	$(6,693)	(0.2%)
Total	$3,150,965	100.0%	$2,679,899	100.0%

The gross inventory level as of September 30, 2011 increased by $471,349 (or 17.5%), as compared to the gross inventory level as of December 31, 2010.

Raw materials slightly decreased by 3.0% as of September 30, 2011 as compared to December 31, 2010. All of the raw materials are basic chemical industry materials, few of which have a possibility of loss over time, or major fluctuations in their prices. So, we concluded that all of our raw materials as of September 30, 2011 are fully realizable for production of finished goods without any impairment.

Our finished goods are mainly composed of bromine, crude salt and chemical products. Our chemical products are similar to raw materials, as there is no loss over time and a stable market price with a positive gross profit margin of 26% for the three-month period ended September 30, 2011. Therefore, we believe that the realization of the chemical products is 100%.

Similarly, as there is no depletion of bromine, we believe that the realization of it is also 100%. Although the gross profit margin for the three-month period ended September 30, 2011 decreased to 40%, as compared with 47% in the same period in 2010, we anticipated that the price in the next six months will not fluctuate significantly to impair the cost of bromine.

The annual loss of crude salt due to evaporation is around 3%. As the market price of crude salt is stable and the gross margin is high (55% for the three-month period ended September 30, 2011), we believe that there will be no realizability problem for crude salt and its selling price should not be lower than its cost.”

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mr. Eric Doering, Esq. our U.S. legal counsel at (212) 407-4214.

Sincerely,

Gulf Resources, Inc.

By : /s/ Min Li
Name: Min Li
Title:   Chief Financial Officer

c.c. Mitchell S. Nussbaum, Esq.

       Eric Doering, Esq.